May 18, 2011

Attention: Kathleen Collins

Re: Patents Professionals

File No. 333-160031

Dear Ms. Collins

Thank you for your letter dated April 18, 2011 and commenting on our S-1 filing. Please find below our answers to your comments.

General

1.

We note your response to prior comment. Please provide us with a legal analysis of whether "an equity stake or royalty in the sale or sales of the product or idea" constitutes a security for purposes of section 3(a)( I) of the Investment Company Act of 1940. This legal analysis should include detail on what it actually means to take an equity stake in a product or idea.

The Company does not feel that section 3(a)( I) of the Investment Company Act of 1940 applies with the Company’s intention to have an equity stake in the products it intends to help patent, the terminology equity could be misconstrued. The Company will not be engaging in the trading, investing owning, holding or reinvesting in securities of any sort, it is the Company’s position that being paid an ongoing royalty for product sales or having a partial ownership in a “product” does not constitute a security as defined by section 3(a)( I) of the Investment Company Act of 1940. It is not the Company’s intention to own “equity” in any company.

Summary Information about Patents Professional Inc., page 6

2.

Please explain further your reference to subscription receivables in your discussion of outstanding liabilities at December 31, 2010 or revise your disclosures accordingly.

We had revised this paragraph on page 6 regarding the outstanding liabilities at December 31, 2010.

Financial Statements for the Years Ended December 31, 2010 and 2009

Statements of Cash Flows, page 35

3.

Revise to reclassify the $6,751 of "expenses paid by related party" included under operating activities for fiscal 2010 to "loan from related party" within financing activities. In this regard, we note from your disclosure on page 38 that this amount represents a demand note payable.

Expenses paid on behalf of the Company by a related party are not a cash flow under ASC 230. In accordance with ASC 230-10-45-28(b) they are classified into the “Reconciliation of Net Income and Net Cash Flow from Operating Activities”.

Note 7. Subsequent Events, page 38

4.

We note the revised disclosures in Note 7, which you made in response to prior comment 8, clarifies that subsequent events have been evaluated through the date the financial statements were available to be issued, however, you still failed to specify the date through which subsequent events have been evaluated. As previously requested, revise to disclose the actual date through which subsequent events have been evaluated pursuant to ASC 855-10-50-1.

We had revised Note 7 disclosing the actual date through which subsequent events have been evaluated, and the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 50

5.

We note your response to prior comment 9 but are reissuing the comment in part. We note your disclosure regarding your dependence on hiring third parties to perform essential services. Please provide additional detailed disclosure regarding how you will recruit third parties to work for you.

We have amended our document to further clarify how and who we will be required to hire as consultants.

Exhibits and Financial Statement Schedules, page 59

6.

As previously requested in prior comment 12, revise your description of Exhibit 23 on page 60 to correct the reference to the date of the financial statements for which the consent was issued. In this regard, your disclosures indicate that you have included the consent of Seale and Beers, CPA dated March 18, 2011, for the use of their report o n the financial statements as of December 31, 2010; however the actual consent relates to the use of their reports on the financial statements as of December 31, 2010 and 2009. Alternatively, revise to refer only to the consent of Seale & Beers without referring to their address, consent date or the date of the financial statements.

We have revised Exhibit 23 on page 60 to refer only to the consent of Seale & Beers without referring to their address, consent date or the date of the financial statements.

Financial Statements for the Years Ended December 31, 2009 and 2008, page 40

7.

We note that you have separately included the audited financial statements and related footnotes for the years ended December 31, 2009 and 2008 and for the period from inception on December 17, 2008 through December 31, 2009, along with the report of the independent registered public accounting firm dated June 25, 2010. Please explain why you have included this information or revise to remove.

We have removed the audited financial statements and related footnotes for the years ended December 31, 2009 and 2008 and for the period from inception on December 17, 2008 through December 31, 2009, along with the report of the independent registered public accounting firm dated June 25, 2010.

//Wagner Massao Yomoguita//

President & CEO

Patents Professional, Inc.

Phone (775) 321-8206

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